EXHIBIT 99.1

Evaxion reports sustained clinical responses for all patients at three-year follow-up in phase 2 trial with personalized cancer vaccine EVX-01

  Three-year data from the EVX-01 phase 2 trial in patients with advanced melanoma to be presented at the ESMO 2026 Congress
  Data supplements unprecedented two-year data from the trial including a 75% Objective Response Rate with 25% of patients obtaining a complete response
  This new clinical and new immune data will be presented at a poster session on October 24, 2026, followed by a webinar on October 29, 2026, providing further insights into the findings

COPENHAGEN, Denmark, October 19, 2026 - Evaxion A/S (NASDAQ: EVAX) (“Evaxion”), a clinical-stage TechBio company developing novel immunotherapies with its pioneering AI-Immunology™ platform, announces new three-year clinical outcome data for personalized cancer vaccine EVX-01 in patients with advanced melanoma.

All patients at three-year follow-up in the phase 2 trial maintained the clinical responses observed at two-year follow-up, with no tumor progression observed. In the third year of treatment, patients received EVX-01 as stand-alone therapy. The data, coupled with new immune data, will be presented in a poster session at the European Society for Medical Oncology (ESMO) Congress 2026 to be held in Madrid, Spain, from October 23-27, 2026.

The new findings supplement the unprecedented two-year data presented at ESMO in 2025, showing a 75% Objective Response Rate with 25% of patients obtaining a complete response.

“We are highly excited by the new data reflecting a long durability of clinical responses in this hard-to-treat patient population. This is another strong confirmation of the clinical potential of personalized cancer vaccines in general, and EVX-01 in particular, which we are looking forward to sharing and discussing at the important ESMO Congress. The new data further adds to EVX-01’s strong data package as a good foundation for potential partnership discussions,” says Birgitte Rønø, CSO and COO of Evaxion.

Building on convincing two-year results
In addition to promising response rates, the two-year data from the trial also showed a durable clinical benefit, with 92% of patients still responding at two years of follow-up and no relapses observed.

54% of patients had a deepened response following initiation of EVX-01 treatment, improving from stable disease or partial response to partial or complete response. Tumor reduction (target lesions) was observed in 15 out of the 16 patients enrolled in the trial.

EVX-01 induced an immune response in all patients, with 86% of the vaccine neoantigens generating potent specific T-cell responses as measured at the two-year follow-up.

About the phase 2 trial
The phase 2 trial investigated EVX-01 in patients with advanced melanoma. Each patient enrolled in the trial received a unique vaccine designed with Evaxion’s unique AI-Immunology™ prediction platform and manufactured based on their individual biology.

In the first two-years, patients received EVX-01 in combination with MSD’s (Merck & Co., Inc., Rahway, NJ, USA) anti-PD-1 therapy, KEYTRUDA® (pembrolizumab). KEYTRUDA® is a registered trademark of Merck Sharp & Dohme LLC, a subsidiary of Merck & Co., Inc., Rahway, NJ, USA.

Six out of 12 responders continued in the trial’s one-year extension, where they received EVX-01 as stand-alone therapy.

Webinar on October 29, 2026
Evaxion will host a webinar featuring key opinion leader and trial investigator, Professor Muhammad Adnan Khattak, on October 29, 2026, at 15.30 CET/10.30am EDT.

The webinar can be attended through registration via this link.

In the webinar, Professor Khattak will present the three-year clinical and immune data from the EVX-01 phase 2 trial in patients with advanced melanoma. The presentation will highlight clinical outcomes, durability of responses and vaccine-induced immune responses following three years of follow-up. The presentation will be followed by a Q&A session, with participants encouraged to submit questions.

Poster presentation details
Poster title: EVX-01, a personalized cancer vaccine, induces sustained T-cell responses and durable disease control in advanced melanoma after three-year of follow-up
Presentation#: 2006P
Location: Poster Area – Hall 5
Topic: Investigational immunotherapy
Date/Time: October 24, 2026, at 12:00 - 12:45 CET
Presenter: Professor Muhammad Adnan Khattak, Director, Oncology, One Clinical Research, Hollywood Private Hospital & Edith Cowan University, Perth, WA, Australia

About EVX-01
EVX-01 is a personalized peptide-based cancer vaccine intended for first-line treatment of multiple advanced solid cancer tumors. It is currently being evaluated as a treatment of advanced melanoma and is Evaxion’s lead clinical asset.

Designed with our AI-Immunology™ platform, EVX-01 is tailored to target the unique tumor profile and immune characteristics of each patient. It engages the patient's immune system to fight off cancer by mounting a targeted response against tumor-specific neoantigens.

Contact information
Evaxion A/S
Mads Kronborg
Vice President, Investor Relations & Communication
+45 53 54 82 96
mak@evaxion.ai

About Evaxion
Evaxion is a pioneering clinical-stage TechBio company based upon its proprietary, clinically validated and scalable AI platform, AI-Immunology™. The platform harnesses the power of artificial intelligence to decode the human immune system and develop novel immunotherapies for cancer as well as infectious and autoimmune diseases.

With AI-Immunology™ we conduct rapid, efficient and high-quality target discovery, drug design and development. Our team of +40 experts covers the entire value chain from target discovery to clinical development.

We have developed a pipeline of both personalized and off-the-shelf cancer vaccine candidates as well as prophylactic vaccine candidates for infectious diseases. All our candidates address high unmet medical needs, reflecting our commitment to transforming patients’ lives by providing innovative and targeted treatment options.

For more information about Evaxion, AI-Immunology™ and our pipeline, please visit our website.

Forward-looking statement
This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “target,” “believe,” “expect,” “hope,” “aim,” “intend,” “may,” “might,” “anticipate,” “contemplate,” “continue,” “estimate,” “plan,” “potential,” “predict,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could,” and other words and terms of similar meaning identify forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various factors, including, but not limited to, risks related to: our financial condition and need for additional capital; our development work; cost and success of our product development activities and preclinical and clinical trials; commercializing any approved pharmaceutical product developed using our AI platform technology, including the rate and degree of market acceptance of our product candidates; our dependence on third parties including for conduct of clinical testing and product manufacture; our inability to enter into partnerships; government regulation; protection of our intellectual property rights; employee matters and managing growth; our ADSs and ordinary shares, the impact of international economic, political, legal, compliance, social and business factors, including inflation, and the effects on our business from other significant geopolitical and macro-economic events; and other uncertainties affecting our business operations and financial condition. For a further discussion of these risks, please refer to the risk factors included in our most recent Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission (SEC), which are available at www.sec.gov. We do not assume any obligation to update any forward-looking statements except as required by law.